Exhibit 3

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

RECEIPT

Grown Rogue International Inc.

This is the receipt of the Ontario Securities Commission for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated November 25, 2024 (the preliminary prospectus).

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, British Columbia, Nova Scotia. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

November 26, 2024

Winnie Sanjoto

Winnie Sanjoto
Senior Vice President, Corporate Finance Division

Filing No. 06209069